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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SABA SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

784932600 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 784932600	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Babak Yazdani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER

1,848,709
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

1,848,709
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,848,709
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.4%
12	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 784932600	13G/A	Page 3 of 5 Pages

Item 1.	(a)	NAME OF ISSUER

Saba Software, Inc.

Item 1.	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2400 Bridge Parkway, Redwood Shores, CA 94065-1166

Item 2.	(a)	NAME OF PERSON FILING:

Babak Yazdani

Item 2.	(b)	ADDRESS OF PRINCIPAL OFFICE

2400 Bridge Parkway, Redwood Shores, CA 94065-1166

Item 2.	(c)	CITIZENSHIP:

USA

Item 2.	(d)	TITLE OF CLASS OF SECURITIES:

Common Stock

Item 2.	(e)	CUSIP NUMBER:

784932600

Item 3.		Not applicable.

CUSIP No. 784932600	13G/A	Page 4 of 5 Pages

Item 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the Issuer by the person filing this Statement is provided as of December 31, 2005:

(a) Amount Beneficially Owned:

1,848,709 shares. Includes (i) 1,552,303 shares of common stock held in the Yazdani Family Trust of which Mr. Yazdani is trustee; and (ii) 296,406 shares subject to options exercisable within 60 days of December 31, 2006.

(b) Percent of Class:

6.4%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

1,848,709

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

1,848,709

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF THE GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2007
/s/ Babak Yazdani
Babak Yazdani